UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


               QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935.

                For the quarterly period ended September 30, 2001


                                SCANA Corporation
-------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
-------------------------------------------------------------------------------
                    (Address of principal executive offices)






                         Table of Contents

 Item
  No.        Title                                                Page
----------------------------------------------------------     ------------


   1      Organization Chart                                         2

   2      Issuances and Renewals of Securities and
           Capital Contributions                                     3

   3      Associate Transactions                                     3

   4      Summary of Aggregate Investment                            4

   5      Other Investments                                          5

   6      Financial Statements and Exhibits                          6




ITEM 1 - ORGANIZATION CHART

                     Name             Energy                                              Percentage
                      of                 or           Date                State        of Voting
                  Reporting        Gas - related       of                   of         Securities                  Nature of
                   Company            Company     Organization        Organization        Held                     Business
                  -------            -------      -----------        ------------        ----                      --------

SCANA Corporation (a)
   SCANA Resources, Inc.              Energy      September 8, 1987    South Carolina     100%     Renders energy management
                                                                                                   services
      Solo Energy Corporation         Energy      January 6, 1997      Delaware           23.8%(c) Provides long-term energy
                                                                                                   service contracts from use of
                                                                                                   micro turbines

   South Carolina Electric & Gas
    Company (b)
      SC Coaltech No. 1 LP            Energy      April 7, 2000        Delaware            40%     Production and sale of synthetic
                                                                                                   fuel

   SCANA Energy Marketing, Inc.       Energy      June 30, 1987        South Carolina     100%     Markets electricity, natural gas
                                                                                                   and other light hydrocarbons

   ServiceCare, Inc.                  Energy      September 30, 1994   South Carolina     100%     Provides energy-related products
                                                                                                   and service contracts on home
                                                                                                   appliances

   Primesouth, Inc.                   Energy      August 25, 1986      South Carolina     100%     Engages in power plant management
                                                                                                   and maintenance services

   Public Service Company of North
     Carolina, Incorporated (b)
      Clean Energy Enterprises, Inc.  Energy      December 30, 1994    North Carolina     100%     Sells, installs and services
                                                                                                   compressed natural gas
                                                                                                   conversion equipment

      PSNC Blue Ridge Corporation     Energy      August 31, 1992      North Carolina     100%     Renders energy management
                                                                                                   services

   SCG Pipeline, Inc.                 Energy      April 10, 2001       South Carolina     100%     Transportation of natural gas

(a) The Public Utility Holding Company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.
(c) Solo Energy Corporation's certificate of incorporation limits SCANA Corporation and its wholly owned subsidiaries to an aggregate power to vote of 18% of total number of votes entitled to be cast on matters not requiring separate voting by the holders of Series B Preferred Stock.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                     Principal    Issue                 Person to        Collateral  Consideration
                                                     Amount of     or      Cost of    Whom Security      Given with     for Each
 Company Issuing Security  Type of Security Issued   Security    Renewal   Capital      was Issued         Security      Security
   ------------------------  ----------------------- --------    -------   -------        ------            --------      --------

SOLO Energy Corporation     Bridge loan note bearing  $1,500,000  Renewal $1,500,000  SCANA Resources, Inc.   None       $1,500,000
                            interest at 10% (1)

SCG Pipeline, Inc.          Common Stock                $1,000     Issue    $1,000     SCANA Corporation      None         $1,000

Company Contributing Capital                                 Company Reng Capital                Amount of Capital Contribution
----------------------------                                 -------------------------           ------------------------------

South Carolina Electric & Gas Company                         SC Coaltech No. l LP                         $1,860,000

(1) This note is convertible, at SCANA Resources, Inc.'s option, to Series D Preferred Stock of Solo Energy Corporation. In addition, a warrant to purchase 1,650,000 shares of Series D Preferred Stock was issued in return for the provision of funds under the bridge loan.

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

  Reporting Company        Associate Company         Types of Services   Direct Costs     Indirect    Cost of    Total Amount
 Rendering Services       Receiving Services             Rendered          Charged     Costs Charged  Capital       Billed
 ------------------       ------------------             --------          -------     -------------  -------       ------

SC Coaltech No. 1 LP    South Carolina Electric   Synthetic Fuel Sales  $12,865,350           -           -        $12,865,350
                         & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate Company         Reporting Company        Type of Services      Direct Costs         Indirect     Cost of   Total Amount
Rendering Services        Receiving Services           Rendered             Charged        Costs Charged   Capital      Billed
------------------        ------------------           --------             -------        -------------   -------      ------

South Carolina Electric
 & Gas Company             SC Coaltech No.1 LP         Coal Sales         $13,244,172           -            -     $13,244,172
South Carolina Electric
 & Gas Company             SC Coaltech No.1 LP       Fuel Handling           $540,808           -            -        $540,808

South Carolina Electric
 & Gas Company             SC Coaltech No. 1 LP     Trucking Service         $154,469           -            -        $154,469

South Carolina Pipeline
 Corporation               SCG Pipeline, Inc.      Preliminary Survey
                                                      and Investigation    $1,208,953           -            -      $1,208,953


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                             (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of September 30, 2001  $5,781,209 (A)   Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                 867,181       Line 2
         Greater of $50 million or line 2                              $867,181       Line 3

         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                             -
             Energy-related business category 2                             -
             Energy-related business category 3                             -
             Energy-related business category 4 (B)                    $7,767
             Energy-related business category 5                             -
             Energy-related business category 6 (C)                    10,546
             Energy-related business category 7                             -
             Energy-related business category 8                             -
             Energy-related business category 9 (D)                         1
             Energy-related business category 10                            -
                 Total current aggregate investment                   $18,314
                                                                     --------
                     Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                 $848,867        Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                    -
         Gas-related business category 2                                    -
                 Total current aggregate investment                         -
                                                                    -----------

(A) Includes common equity, preferred stock and mandatorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

(B) Consists of investment in Solo Energy Corporation.

(C)  Consists of investment in SC Coaltech No. l LP.

(D) Consists of investment in SCG Pipeline, Inc.



ITEM 5 - OTHER INVESTMENTS
                             (Dollars in Thousands)

           Major line of energy-       Other investment in     Other investment in      Reason for difference
             related business           last U-9C-3 report     this U-9C-3 report        in Other Investment
             ----------------           ------------------     ------------------        -------------------

Energy-related business category 1
   SCANA Resources, Inc.                     ($3,019)                ($3,019)                   n/a
   PSNC Blue Ridge Corporation                $2,514                 $2,174        Other comprehensive loss
                                                                                      from derivatives
Energy-related business category 3
   Clean Energy Enterprises, Inc.             $7,047                  $7,048       Reduction in advances from
                                                                                      parent
Energy-related business category 4
   ServiceCare, Inc.                         ($9,289)                ($8,792)      Income Tax allocation

Energy-related business category 5
   SCANA Energy Marketing, Inc.            ($82,811)               ($90,738)       Income Tax allocation offset
                                                                                   by
                                                                                     other comprehensive income
                                                                                     from derivatives
Energy-related business category 7
   Primesouth, Inc.                          ($6,581)                ($6,581)                   n/a



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit    A-1     Solo Energy Corporation Balance Sheet as of September 30,
                   2001- filed under confidential treatment pursuant to Rule
                   104(b)
Exhibit    A-2     Solo Energy Corporation Income Statement for the Periods
                   ended September 30, 2001 - filed under confidential
                   treatment pursuant to Rule 104(b)
Exhibit    B-1     SC Coaltech No. 1LP Balance Sheet as of September 30, 2001
                   -filed under confidential treatment pursuant to Rule 104
                   (b)
Exhibit    B-2     SC  Coaltech No. 1LP Income Statement for the Periods
                   ended September 30, 2001-filed under confidential
                   treatment pursuant to Rule 104(b)
Exhibit    C-1     SCANA Resources, Inc. Balance Sheet as of September 30,
                   2001-filed under confidential treatment pursuant to Rule
                   104(b)
Exhibit    C-2     SCANA Resources, Inc. Income Statement for the Periods
                   ended September 30, 2001-filed under confidential
                   treatment pursuant to Rule 104(b)
Exhibit    D-1     SCANA Energy Marketing, Inc. Balance Sheet as of September
                   30, 2001-filed under confidential treatment pursuant to
                   Rule 104(b)
Exhibit    D-2     SCANA Energy Marketing, Inc. Income Statement for the
                   Periods ended September 30, 2001-filed under confidential
                   treatment pursuant to Rule 104(b)
Exhibit    E-1     ServiceCare, Inc. Balance Sheet as of September 30, 2001
                   -filed under confidential treatment pursuant to Rule 104(b)
Exhibit    E-2     ServiceCare, Inc. Income Statement for the Periods ended
                   September 30, 2001-filed under confidential treatment
                   pursuant to Rule 104(b)
Exhibit    F-1     Primesouth, Inc. Balance Sheet as of September 30, 2001-
                   filed under confidential
                   treatment pursuant to Rule 104(b)
Exhibit    F-2     Primesouth, Inc. Income Statement for the Periods ended
                   September 30, 2001-filed under confidential treatment
                   pursuant to Rule 104(b)
Exhibit    G-1     Clean Energy Enterprises, Inc. Balance Sheet as of
                   September 30, 2001-filed under confidential treatment
                   pursuant to Rule 104(b)
Exhibit    G-2     Clean Energy Enterprises, Inc. Income Statement for the
                   Periods ended September 30, 2001-filed under confidential
                   treatment pursuant to Rule 104(b)
Exhibit    H-1     PSNC Blue Ridge Corporation Balance Sheet as of September
                   30, 2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit            H-2 PSNC Blue Ridge Corporation Income Statement for the
                   Periods ended September 30, 2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit    I-1     SCG Pipeline, Inc. Balance Sheet as of September 30, 2001
                   -filed under confidential
                   treatment pursuant to Rule 104(b)
Exhibit    I-2     SCG Pipeline, Inc. Income Statement for the Periods ended
                   September 30, 2001-filed
                   under confidential treatment pursuant to Rule 104(b)

EXHIBITS
Exhibit    J       Certificate of SCANA Corporation












                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 29th day of November 2001.



                                        SCANA Corporation
                                           Registrant





                            By:  s/Mark R. Cannon
                                 -----------------------------------------------

                                   Mark R. Cannon
                                   ---------------------------------------------
                                                    (Name)

                                 Controller
                                 -----------------------------------------------
                                 (Title)

                                 November 29, 2001
                                 ---------------------------------------
                                         (Date)

                                                           Exhibit J



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended June 30, 2001, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





November 29, 2001                        By: s/M. R. Cannon
                                            ----------------------------------
                                             M. R. Cannon
                                             Controller
                                             (principal accounting officer)